SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

TPC Group Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

89236Y104
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 21 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 89236Y104	SCHEDULE 13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 796,815 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 796,815 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 796,815 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 796,815 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 796,815 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 796,815 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 796,815 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 796,815 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 796,815 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 796,815 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 796,815 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 796,815 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 137,365 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 137,365 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 137,365 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 137,365 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 137,365 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 137,365 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89236Y104	SCHEDULE 13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 137,365 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 137,365 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 137,365 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS Castlerigg UCITS Funds plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 97,071 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 97,071 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 97,071 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 97,071 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 97,071 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 97,071 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 89236Y104	SCHEDULE 13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSONS LumX Castlerigg Merger Arbitrage Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 78,565 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 78,565 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 78,565 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89236Y104	SCHEDULE 13D	Page 12 of 21 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,012,745 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,012,745 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,012,745 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 89236Y104	SCHEDULE 13D	Page 13 of 21 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,109,816 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,109,816 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,109,816 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89236Y104	SCHEDULE 13D	Page 14 of 21 Pages

Item 1.	SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of TPC Group Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 5151 San Felipe, Suite 800, Houston, Texas 77056.

Item 2.	IDENTITY AND BACKGROUND.

(a)           This statement is filed by (i) Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investment"); (ii) Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); (iii) Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); (iv) Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”); (v) Castlerigg Merger Arbitrage and Equity Event Fund, Ltd., a British Virgin Islands company (“CMAEE Fund”); (vi) Castlerigg Merger Arbitrage and Equity Event Intermediate Fund, L.P., a British Virgin Islands limited partnership (“CMAEE Intermediate”); (vii) Castlerigg Merger Arbitrage and Equity Event Master Fund, Ltd., a British Virgin Islands company (“CMAEE Master”); (viii) Castlerigg UCITS Funds plc, a public limited company formed in the Republic of Ireland (“UCITS”); (ix) Sandell Investment Services, L.L.C., a Delaware limited liability company ("SIS"); (x) LumX Castlerigg Merger Arbitrage Fund Limited, an open ended investment company incorporated in Jersey, Channel Islands (“LumX”); (xi) Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”); and (xi) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC ("Mr. Sandell" and together with Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, UCITS, SIS, LumX and SAMC, the "Reporting Persons").

(b)           The principal business address of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings and Castlerigg Offshore Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.  The principal business address of CMAEE Fund, CMAEE Intermediate and CMAEE Master is 171 Main Street, Road Town, Tortola, BVI VG 1110.  The principal business address of UCITS is c/o BNY Mellon Fund Services (Ireland) Limited, Guild House, Guild Street, IFSC, Dublin 1, Ireland.  The principal business address of LumX is St. Paul’s Gate, New Street, St. Helier, Jersey JE4 8ZB, Channel Islands.  The principal business address of SIS, SAMC and Mr. Sandell is 40 West 57th Street, 26th Floor, New York, New York 10019.

(c)           The principal business of SIS and SAMC is to provide investment management services to private individuals and institutions.  The principal business of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, UCITS and LumX is to invest in securities.  The principal business of Mr. Sandell is to serve as Chief Executive Officer of SAMC and the Managing Member of SIS.

(d)           Except as set forth below, none of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In October 2007, SAMC, Mr. Sandell, and certain of SAMC's employees settled an enforcement matter with the Securities and Exchange Commission ("SEC") with respect to certain trades of Castlerigg Master Investments in shares of Hibernia Corporation in 2005. Without admitting or denying the allegations contained in the SEC’s order, (i) SAMC agreed to accept relief based on charges under Section 10(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 17(a)(2) of the Securities Act of 1933, as amended ("Securities Act") and paid a civil fine of $650,000, (ii) Mr. Sandell agreed to accept relief based on charges of aiding and abetting under Section 10(a) and Rule 10a-1 of the Exchange Act (collectively, the "Short Sale Rule") and charges under Sections 203 of the Investment Advisers Act of 1940, as amended ("Advisers Act"), and paid a civil fine of $100,000, and (iii) certain employees of SAMC agreed to accept relief based on SEC charges of aiding and abetting under the Short Sale Rule and paid smaller civil fines. SAMC was also ordered to disgorge the sum of $7,500,000 intended to approximate losses avoided by Castlerigg Master Investments. Further, each of SAMC, Mr. Sandell and certain of SAMC's employees were censured under the Advisers Act, and SAMC was enjoined from committing any future violations of Section 17(a)(2) of the Securities Act.

(f)           Each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg CMAEE Fund, CMAEE Intermediate and CMAEE Master is a company formed under the laws of the British Virgin Islands.  Each of Offshore Holdings and SAMC is a Cayman Islands exempted company.  UCITS is a public limited company formed under the laws of the Republic of Ireland.  SIS is a limited liability company incorporated in Delaware.  LumX is an open-ended investment company incorporated in Jersey, Channel Islands.  Mr. Sandell is a citizen of Sweden.

CUSIP No. 89236Y104	SCHEDULE 13D	Page 15 of 21 Pages

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or managing member, as applicable, of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, UCITS, SIS, LumX and SAMC is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used a total of approximately $42,714,528 (net of brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from (i) available working capital of Castlerigg Master Investment, for the shares of Common Stock held directly by it; (ii) available working capital of CMAEE Fund, for the shares of Common Stock held directly by it, (iii) available working capital of UCITS, for the shares of Common Stock held directly by it, (iv) available working capital of LumX, for the shares of Common Stock held directly by it, and (v) margin borrowings described in the following sentence, for the shares of Common Stock held directly by Castlerigg Master Investment, CMAEE Fund, UCITS and LumX.  Such Common Stock is held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business.  The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented a potentially profitable investment opportunity.

On August 15, 2012, representatives of the Reporting Persons held a call with Michael McDonnell, President and Chief Executive Officer of the Issuer, to discuss recent rumors that the Issuer may be sold at a price of $40 per share.  During the call, such representatives indicated that a sale at the $40/share rumored price would grossly undervalue the Issuer.  Furthermore, they told Mr. McDonnell that the Issuer’s stockholders were entitled to transparency from the Issuer regarding its exploration of strategic alternatives and that the Issuer should publicly confirm whether it was exploring a sale and, if that were in fact the case, it should pursue a formal auction sale process and solicit interest from what the Reporting Persons believed to be multiple potential acquirers.

On August 27, 2012, the Issuer announced that it had entered into an agreement to be taken private in a leveraged buy-out at a price of $40 per share.

On August 28, 2012, the Reporting Persons issued a press release containing the contents of a letter sent by the Reporting Persons to the Issuer expressing their outrage with the Issuer’s buy-out announcement.  The Reporting Persons indicated their concern that the transaction price was far below the Issuer's inherent value, and that the sale appeared to have been conducted without the benefit of a full auction and timed at the bottom of the Issuer's business cycle to capture future upside for management.  The Reporting Persons reiterated their belief that management had done a poor job of communicating the Issuer's value to the market, and listed multiple catalysts to increasing value in the existing business as well as new strategies which could be utilized to enhance value.  The Reporting Persons indicated that they intended to vote against the transaction and would encourage their fellow stockholders to do likewise.  The foregoing summary is qualified by reference to the full press release, attached as Exhibit 1 hereto, and incorporated herein by reference.

On September 4, 2012, the Reporting Persons issued by press release a White Paper setting forth their opinion that the pending agreement is a sweetheart deal for the private equity buyers and management and the result of a flawed process in which other potentially interested parties were unable to bid.  The White Paper sets forth the Reporting Persons' analysis that the $40 per share transaction price grossly undervalues the Issuer and highlights the array of catalysts to greater value creation at the Issuer, including its stable cash flow, the upside from service fee negotiations, the restart of  two dehydro projects, the shortage in crude C4 feedstock supply for butadiene, and the favorable impact were the Issuer to institute a dividend and restructure a portion of its assets as an MLP.  The foregoing summary is qualified by reference to the full text of the White Paper, attached as Exhibit 2 hereto, and incorporated herein by reference.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities.  The Reporting Persons intend to pursue discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to the sale of the Issuer and other strategic alternatives, board composition, management, capital structure and other matters, and reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

CUSIP No. 89236Y104	SCHEDULE 13D	Page 16 of 21 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,109,816 shares of Common Stock, constituting approximately 7.1% of the Issuer’s currently outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 15,677,158 shares of Common Stock outstanding as of July 31, 2012, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 8, 2012.

(i)	Castlerigg Master Investment:
	(a)	As of the date hereof, Castlerigg Master Investment may be deemed the beneficial owner of 796,815 shares of Common Stock.
Percentage: Approximately 5.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 796,815 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 796,815 shares of Common Stock

(ii)	Castlerigg International:
	(a)	As of the date hereof, Castlerigg International may be deemed the beneficial owner of 796,815 shares of Common Stock.
Percentage: Approximately 5.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 796,815 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 796,815 shares of Common Stock

(iii)	Castlerigg Holdings:
	(a)	As of the date hereof, Castlerigg Holdings may be deemed the beneficial owner of 796,815 shares of Common Stock.
Percentage: Approximately 5.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 796,815 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 796,815 shares of Common Stock

(iv)	Castlerigg Offshore Holdings:
	(a)	As of the date hereof, Castlerigg Offshore Holdings may be deemed the beneficial owner of 796,815 shares of Common Stock.
Percentage: Approximately 5.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 796,815 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 796,815 shares of Common Stock

(v)	CMAEE Fund:
	(a)	As of the date hereof, CMAEE Fund may be deemed the beneficial owner of 137,365 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock
		2.	Shared power to vote or direct vote: 137,365 shares of Common Stock.
		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 137,365 shares of Common Stock.

CUSIP No. 89236Y104	SCHEDULE 13D	Page 17 of 21 Pages

(vi)	CMAEE Intermediate:
	(a)	As of the date hereof, CMAEE Intermediate may be deemed the beneficial owner of 137,365 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock
		2.	Shared power to vote or direct vote: 137,365 shares of Common Stock.
		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 137,365 shares of Common Stock.

(vii)	CMAEE Master:
	(a)	As of the date hereof, CMAEE Master may be deemed the beneficial owner of 137,365 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock
		2.	Shared power to vote or direct vote: 137,365 shares of Common Stock.
		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 137,365 shares of Common Stock.

(viii)	UCITS:
	(a)	As of the date hereof, UCITS may be deemed the beneficial owner of 97,071 shares of Common Stock.
Percentage: Approximately 0.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 97,071 shares of Common Stock.
		2.	Shared power to vote or direct vote: 0 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 97,071 shares of Common Stock.
		4.	Shared power to dispose or direct the disposition: 0 shares of Common Stock

(viii)	SIS:
	(a)	As of the date hereof, SIS may be deemed the beneficial owner of 97,071 shares of Common Stock.
Percentage: Approximately 0.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 97,071 shares of Common Stock.
		2.	Shared power to vote or direct vote: 0 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 97,071 shares of Common Stock.
		4.	Shared power to dispose or direct the disposition: 0 shares of Common Stock

(ix)	LumX:
	(a)	As of the date hereof, LumX may be deemed the beneficial owner of 78,565 shares of Common Stock.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 78,565 shares of Common Stock.
		2.	Shared power to vote or direct vote: 0 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 78,565 shares of Common Stock.
		4.	Shared power to dispose or direct the disposition: 0 shares of Common Stock

CUSIP No. 89236Y104	SCHEDULE 13D	Page 18 of 21 Pages

(x)	SAMC:
	(a)	As of the date hereof, SAMC may be deemed the beneficial owner of 1,012,745 shares of Common Stock.
Percentage: Approximately 6.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 1,012,745 shares of Common Stock.
		2.	Shared power to vote or direct vote: 0 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 1,012,745 shares of Common Stock.
		4.	Shared power to dispose or direct the disposition: 0 shares of Common Stock

(xi)	Mr. Sandell:
	(a)	As of the date hereof, Mr. Sandell may be deemed the beneficial owner of 1,109,816 shares of Common Stock.
Percentage: Approximately 7.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 1,109,816 shares of Common Stock.
		2.	Shared power to vote or direct vote: 0 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 1,109,816 shares of Common Stock.
		4.	Shared power to dispose or direct the disposition: 0 shares of Common Stock

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 1,109,816 shares of Common Stock., constituting approximately 7.1% of the shares of Common Stock outstanding.

(b) By virtue of investment management agreements with Castlerigg Master Investment, CMAEE Fund and LumX, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,012,745 shares of Common Stock beneficially owned by Castlerigg Master Investment, CMAEE Fund and LumX.  By virtue of an investment management agreement with UCITS, SIS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 97,071 shares of Common Stock beneficially owned by UCITS.  By virtue of his direct and indirect control of SAMC and SIS, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC or SIS has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 3 and is incorporated by reference herein.

In addition to the Common Stock reported herein, the Reporting Persons hold an aggregate of 6,375,000 fixed income bonds of the Issuer with a coupon rate of 8 ¼ and a maturity date of October 1, 2017 (the "Bonds").  The Bonds were purchased in four installments from July 2011 through June 2012 at prices ranging from $103.25 to $107 per bond.  The Bonds are non-convertible and have no voting privileges.

Other than the Bonds and the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Press release issued August 28, 2012.
2	White Paper dated September 4, 2012.
3	Joint Filing Agreement, dated September 4, 2012.

CUSIP No. 89236Y104	SCHEDULE 13D	Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 4, 2012

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 89236Y104	SCHEDULE 13D	Page 20 of 21 Pages

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 89236Y104	SCHEDULE 13D	Page 21 of 21 Pages

CASTLERIGG UCITS FUNDS PLC, an umbrella fund with segregated liability between sub-funds acting for and on behalf of Castlerigg Merger Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

LUMX CASTLERIGG MERGER ARBITRAGE FUND LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

SCHEDULE A
Directors and Executive Officers of Certain Reporting Persons

CASTLERIGG MASTER INVESTMENT

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg Master Investment.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Legal Entity	40 West 57th Street, New York, NY 10019
Daniel Mignon	Director	Switzerland	Businessperson	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Businessperson	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CASTLERIGG INTERNATIONAL

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg International.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Legal Entity	40 West 57th Street, New York, NY 10019
Daniel Mignon	Director	Switzerland	Businessperson	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Businessperson	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CASTLERIGG HOLDINGS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg Holdings.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Legal Entity	40 West 57th Street, New York, NY 10019
Daniel Mignon	Director	Switzerland	Businessperson	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Businessperson	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CASTLERIGG OFFSHORE HOLDINGS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg Offshore Holdings.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Businessperson	40 West 57th Street, New York, NY 10019
Timothy O'Brien	Director	United States	Businessperson	40 West 57th Street, New York, NY 10019

CMAEE FUND

The following sets forth the name, position, principal occupation, business address and citizenship of each director of CMAEE Fund.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Legal Entity	40 West 57th Street, New York, NY 10019
Daniel Mignon	Director	Switzerland	Businessperson	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Businessperson	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CMAEE INTERMEDIATE

The following sets forth the name, position, principal occupation, business address and citizenship of each partner of CMAEE Intermediate.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Advisors, L.L.C.	General Partner	Delaware	Legal Entity	40 West 57th Street, New York, NY 10019
Castlerigg Merger Arbitrage and Equity Event Fund, Ltd.	Limited Partner	British Virgin Islands	Legal Entity	Walkers Corporate Services (BVI) Limited, Walkers Chambers, PO Box 92, Road Town, Tortola, BVI

CMAEE MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of CMAEE Fund.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Legal Entity	40 West 57th Street, New York, NY 10019
Daniel Mignon	Director	Switzerland	Businessperson	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Businessperson	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

UCITS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of UCITS.

Name	Position	Citizenship	Principal Occupation	Business Address
Richard Gashler	Director	United States	Legal Counsel	40 West 57th Street, New York, NY 10019
Roddy Stafford	Director	Ireland	Company Director	6 Winton Road, Dublin 6, Ireland
Christian Currivan	Director	Ireland	Lawyer	33 Sir John Rogerson's Quay, Dublin 2, Ireland

LUMX

The following sets forth the name, position, principal occupation, business address and citizenship of each director of LumX.

Name	Position	Citizenship	Principal Occupation	Business Address
Philip Canessa	Director	United Kingdom	Company Director	St. Paul’s Gate, New Street, St Helier, Jersey, JE4 9ZB, Channel Islands.
Francesco Samson	Director	Switzerland	Company Director	St. Paul’s Gate, New Street, St Helier, Jersey, JE4 9ZB, Channel Islands.
Hywel Evans	Director	United Kingdom	Company Director	St. Paul’s Gate, New Street, St Helier, Jersey, JE4 9ZB, Channel Islands.
Ed Fletcher	Director	United Kingdom	Company Director	St. Paul’s Gate, New Street, St Helier, Jersey, JE4 9ZB, Channel Islands.
Charlotte Valeur Adu	Director	Denmark	Company Director	St. Paul’s Gate, New Street, St Helier, Jersey, JE4 9ZB, Channel Islands.
Neil Hamilton	Operations Officer	United Kingdom	Operations Officer	St. Paul’s Gate, New Street, St Helier, Jersey, JE4 9ZB, Channel Islands.

SIS

The following sets forth the name, position, principal occupation, business address and citizenship of the sole managing member of SIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Businessperson	40 West 57th Street, New York, NY 10019

SAMC

The following sets forth the name, position, principal occupation, business address and citizenship of each director of SAMC.

Name	Position	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Legal Entity	40 West 57th Street, New York, NY 10019
Daniel Mignon	Director	Businessperson	7. Av. De Tournay, 1292 Chambesy
Thomas E. Sandell	Chief Executive Officer	Businessperson	40 West 57th Street, New York, NY 10019
Anthony Bavaro	Chief Financial Officer	Businessperson	40 West 57th Street, New York, NY 10019
Richard Gashler	General Counsel	Legal Counsel	40 West 57th Street, New York, NY 10019
Adam Hoffman	Chief Compliance Officer	Legal Counsel	40 West 57th Street, New York, NY 10019
Alejandro Mazier	Senior Managing Director	Businessperson	40 West 57th Street, New York, NY 10019

SCHEDULE B

Transaction History of the Reporting Persons with respect to the Shares

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Castlerigg Master Investment

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2012	(3555)	39.50680
7/31/2012	(7301)	39.13130
8/24/2012	57910	39.64430
8/24/2012	61770	39.72370
8/27/2012	251270	40.06701
8/27/2012	32,385	40.12100
8/27/2012	81,210	40.02400
8/28/2012	67,285	41.00950
8/28/2012	30,630	41.23660

CMAEE Fund

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2012	(615)	39.50680
7/31/2012	(1265)	39.13130
8/24/2012	9960.00	39.64430
8/24/2012	10620.00	39.72370
8/27/2012	43275.00	40.06701
8/27/2012	5,580	40.12100
8/27/2012	13,985	40.02400
8/28/2012	11,580	41.00950
8/28/2012	5,270	41.23660

UCITS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2012	(430)	39.50680
7/31/2012	(934)	39.13130
8/24/2012	7130	39.64430
8/24/2012	7610	39.72370
8/27/2012	11665	40.06701
8/27/2012	3,745	40.02400
8/27/2012	1,535	40.12100
8/28/2012	19,631	41.00950
8/28/2012	8,937	41.23660
8/27/2012	3,745	40.02400

LumX

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/27/2012	58790.00	40.06701
8/27/2012	7,500	40.12100
8/27/2012	32,230	40.07970
8/28/2012	13,595	41.00950
8/28/2012	6,180	41.23660